Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended March 31,
	2012		2011
Earnings:
Income (loss) before income taxes	$30.4		$10.2
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.5)		0.6
Fixed charges	49.7		39.8
Earnings	$79.6		$50.6
Fixed charges:
Interest expense, including debt discount amortization	$40.5		$28.2
Amortization/writeoff of debt issuance costs	2.4		7.9
Portion of rental expense representative of interest factor (assumed to be 33%)	6.8		3.7
Fixed charges	$49.7		$39.8
Ratio of earnings to fixed charges	1.6	x	1.3	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—